Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$583.6	$1,000.3	$771.0	$966.6	$510.0
Add (deduct):
Fixed charges	358.2	388.3	445.5	333.4	219.7
Distributed income of equity method investees	78.3	91.3	46.1	25.8	27.4
Capitalized interest	(7.8)	(6.6)	(13.6)	(5.5)	(4.4)
Earnings available for fixed charges (a)	$1,012.3	$1,473.3	$1,249.0	$1,320.3	$752.7

Fixed charges:
Interest expense	$299.1	$331.2	$379.8	$278.6	$171.3
Capitalized interest	7.8	6.6	13.6	5.5	4.4
One third of rental expense (1)	51.3	50.5	52.1	49.3	44.0
Total fixed charges (b)	$358.2	$388.3	$445.5	$333.4	$219.7

Ratio of earnings to fixed charges (a/b)	2.8	3.8	2.8	4.0	3.4

(1) Considered to be representative of interest factor in rental expense.